[redacted]

cm

SECU 13012226 SSION

SEC Processing Section MAR - 1 2013 Washington DC 402

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 7661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Faver Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 Daisy Farms Drive
(No. and Street)

New Rochelle	NY	10804
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway	New York	NY	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/12/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Faver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Faver Securities, LLC, as of December, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO & FinOp

Title

Notary Public

Mary F. Rodriguez
Notary Public, State of New York
No. 01RO6021739
Qualified In Queens County
Commission Expires March 22, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAVER SECURITIES, LLC

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2012

LOUIS STERNBACH & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

LSC

FAVER SECURITIES, LLC

FINANCIAL STATEMENT

AS OF DECEMBER 31, 2012

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Members of
Faver Securities, LLC

We have audited the accompanying statement of financial condition of Faver Securities, LLC as of December 31, 2012, that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Faver Securities, LLC as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Louis Sternbach & Company LLP
Certified Public Accountants

February 22, 2013
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

FAVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

ASSETS

ASSETS	
Cash and cash equivalents	$13,932
Commissions receivables	629
Total Assets	$14,561

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses	$ 1,500
COMMITMENTS AND CONTINGENT LIABILITIES	
MEMBER'S EQUITY	13,061
TOTAL LIABILITIES AND MEMBER'S EQUITY	$14,561

The accompanying notes are an integral part of this financial statement

FAVER SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT

AS OF DECEMBER 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Faver Securities, LLC, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority Inc. (FINRA).

Faver Securities, LLC's current line of business is mutual fund retail on a subscription basis but has also been approved for variable life and annuities. Faver does not hold customer funds or securities. Commissions are paid periodically by the mutual fund companies with which Faver has direct selling agreements.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of these financial statements are prudent and reasonable. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

INCOME TAXES

As a partnership, no provision for federal or state income taxes is required as its member is responsible for reporting the Company's income or loss under applicable income tax statutes and regulations.

NOTE 2 - COMMITMENTS AND CONTINGENT LIABILITIES

As of December 31, 2012 the Company had no financial instruments with off balance sheet risk of a material nature.

The Company advises that there is no litigation of a material nature pending against the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer and, accordingly, is subject to the minimum net capital requirements of the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company's aggregate indebtedness can not exceed 15 times net capital. At December 31, 2012, the Company's net capital and excess net capital were $13,061 and $8,061 respectively and its aggregate indebtedness was approximately 11.5% of its net capital.

NOTE 4- FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The level of the fair value hierarchy under FASB, ASC 820 are described as follows:

Level 1- Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.

Level 2- Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liabilities, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost is as follows:

Cash- The carrying value approximates fair value due to the short maturity of these instruments.

Receivables- The carrying value of all receivables approximates fair value due to the short maturity of these assets.

NOTE 4- FAIR VALUE MEASUREMENTS - continued

All other assets and liabilities carried cost- The carrying value of all other assets and liabilities carried at cost approximates their fair value due to the short maturity of these assets and liabilities.

The fair value of all of the assets listed below as of December 31, 2012 are based on adjusted, quoted prices in active markets as of the measurement date (Level 1 inputs).

Cash and cash equivalents	$13,932
Commissions receivable	629

NOTE 5- RELATED PARTY TRANSACTIONS

There have been no related party transactions during the year ended December 31, 2012.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from January 1, 2013 through February 22, 2013, the date which the financial statements were available to be issued , and has concluded that there are no reportable subsequent events of a material nature.